Exhibit 99.1

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
25 June 2008
Rio Tinto prices US$5 billion of fixed rate bonds
Rio Tinto today priced US$2.5 billion of 5-year, US$1.75 billion of 10-year and US$750 million of 20-year SEC registered securities. The bonds were issued by Rio Tinto Finance (USA) Limited, with payment of principal and interest fully guaranteed by Rio Tinto plc and Rio Tinto Limited.
The 5-year notes pay a coupon of 5.875% and will mature on 15 July 2013.
The 10-year notes pay a coupon of 6.50% and will mature on 15 July 2018.
The 20-year notes pay a coupon of 7.125% and will mature on 15 July 2028.
Rio Tinto’s Chief Financial Officer Guy Elliott commented: “The success of this bond issue underlines the financial strength and asset quality of Rio Tinto. Last year we raised US$38 billion of debt to buy Alcan, creating a world leading business in aluminium. It had always been our intention to repay the debt from our strong cash flows and from asset disposals and to term out the debt as the opportunity arises.
“Our disposal programme remains firmly on track, and cash flows are continuing to run strongly – as this week’s iron ore price settlement reflects.”
Credit Suisse, Deutsche Bank Securities, JPMorgan, Morgan Stanley and RBS Greenwich Capital were joint book-running managers. Société Généralé was lead manager. ANZ Securities, Inc; Banco Bilbao Vizcaya Argentaria, S.A.; Calyon; Daiwa Securities America Inc.; Mitsubishi UFJ Securities and Mizuho International plc were co-managers. Proceeds from this issuance will be used to repay bank debt drawn for the Alcan acquisition.
A copy of the prospectus relating to the offering of the fixed rate bonds can be obtained from the Company at the registered address above, any underwriter or any dealer participating in the offering (Credit Suisse Securities (USA) LLC, toll-free 1-800-221-1037; Deutsche Bank Securities Inc., toll-free 1-800-503-4611; Greenwich Capital Markets, Inc., toll-free 1-866-884-2071; J.P. Morgan Securities Inc., 1-212-834-4533; Morgan Stanley & Co. Incorporated, toll-free 1-866-718-1879).
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For further information, please contact:
Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3627
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Nick Cobban	Ian Head
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Media Relations, Americas	Investor Relations, North America
Nancy Ives	Jason Combes
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Mobile: +1 (0) 801 558 2645
Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
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David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811
Email: questions@riotinto.com           Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk